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Exhibit 16(a)(1)(iv)

                                   UWINK, INC.

                           Offer to Purchase for Cash
             Shares of its Common Stock, Par Value $.001 Per Share,
                      Held by Holders of 99 or Fewer Shares

                THIS OFFER WILL EXPIRE AT 5:00 P.M. EASTERN TIME
                         ON THURSDAY, JANUARY 15, 2009,
                     UNLESS EXTENDED OR EARLIER TERMINATED.

                                December 5, 2008
To Our Clients:

Enclosed for your consideration is an Offer to Purchase for cash, dated December 5, 2008, and the related Authorization Card in connection with an offer by uWink, Inc., a Delaware corporation, sometimes referred to herein as the "Company," to purchase shares of its common stock held by its stockholders who owned of record or beneficially 99 or fewer shares as of the close of business on December 1, 2008 and who continue to hold such shares through the expiration date of the offer, at a purchase price of $0.50 per share, plus $20.00 to each stockholder who accepts the offer, upon the terms and conditions set forth in the offer.

We are the owner of record of shares of common stock held for your account. Therefore, only we can tender your shares and can do so only pursuant to your instructions. We are sending you the Authorization Card for your information only; you cannot use it to tender shares we hold for your account. Please instruct us as to whether you wish to have us tender the shares we hold for your account on the terms and subject to the conditions of the offer. If you wish to have us tender your shares, please so instruct us by completing, executing and returning to us the accompanying client instruction form. An envelope to return your client instruction form to us is enclosed. We call your attention to the following:

 1. Only those stockholders that owned 99 or fewer shares of common stock as of the close of business on December 1, 2008, the record date, and who continue to hold such shares through the expiration date of the offer are eligible to participate in the offer. If you hold more than 99 shares of the Company's common stock you may not participate in the offer.
 2. If you decide to accept the offer, you must tender all of the shares of common stock that you own, either in your name or beneficially. Partial tenders will not be accepted.
 3. The Company intends to terminate the registration of its common stock with the Securities and Exchange Commission, become a non-reporting company and to spin-off to shareholders via a stock dividend its Technology Licensing business as a separate non-reporting company if, after the completion of the offer, it has fewer than 500 stockholders of record.
 4. The offer will expire at 5:00 p.m., Eastern Time, on Thursday, January 15, 2009, unless extended or earlier terminated by the Company.
 5. You may withdraw shares you have tendered at any time before the expiration date of the offer or any extension thereof, as described in the Offer to Purchase.


YOUR CLIENT INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE 5:00 P.M., EASTERN TIME, ON THURSDAY, JANUARY 15, 2009, THE EXPIRATION DATE, UNLESS EXTENDED OR EARLIER TERMINATED. THE METHOD OF DELIVERY OF YOUR CLIENT INSTRUCTION FORM IS AT YOUR OPTION AND RISK.

The Company is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the law. If, after a good faith effort, the Company cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction.